FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1920 – 1188 West Hastings Street

Vancouver, B.C. V6E 4A2

Item 2.	Date of Material Change

March 10, 2010

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is March 10, 2010.  The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer increases the Indicated Resources at Livengood Gold Project, Alaska - Indicated Resource 9.3M ounces of gold @ 0.5g/t Gold cutoff.

Item 5.	Full Description of Material Change

The Issuer reports the results of the updated independently prepared resource estimate for the Livengood gold project, Alaska.  Data used in this resource update includes the final 64 drill holes completed in late 2009.  Successful infill drilling targeted several previously un-estimated mineralized areas of the Northeast and Sunshine Zones of the deposit.  Results are anticipated to have a positive impact on the strip ratio and mining economics (current low strip ratio of 0.8-1, waste-ore).  The Money Knob deposit is still open in several directions (including at depth).

New Money Knob Resource Estimate

Using a 0.5 g/t gold cut-off grade, the new estimate yielded an Indicated Resource of 9.3M ounces of gold and an Inferred Resource of 3M ounces of gold (Table 1).  Using a 0.7 g/t gold cut-off, which the Issuer envisions as a possible milling cut-off grade, the Indicated Resource is 5.8M ounces of gold and the Inferred Resource is 1.8M ounces of gold, (Table 2).  Using a 0.3 g/t gold cut-off grade, which is approximately the average grade for the heap leach described in the Issuer’s November, 30, 2009 heap leach PEA study, the Indicated Resource is 13.5M ounces of gold, and the Inferred Resource is 5M ounces of gold (Table 3).

Resource ounces across all grade ranges have uniformly increased to indicated from inferred.  This larger indicated resource will be utilized in the ongoing mill-heap leach economic analysis being done by SRK Consulting.  The new expanded resource and the recently announced positive mill metallurgical data will form key elements in the ongoing PEA study scheduled for completion in the second quarter of this year.

The winter 2010 drilling program commenced in early-February and is utilizing 4 drill rigs on a 24 hour per day, 7 day a week schedule.  21 drill holes were completed in February and the program is on schedule to complete over 20,000 metres in this phase of the program.

Table 1:  February 2010 Livengood Resources (at 0.50 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.50	369	0.78	9.3
Inferred	0.50	122	0.77	3.0

Table 2:  February 2010 Livengood Resources (at 0.70 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0.70	184	0.98	5.8
Inferred	0.70	56	0.99	1.8

Table 3:  February 2010 Livengood Resources (at 0.30 g/t gold cutoff)

Classification	Gold Cutoff (g/t)	Tonnes (millions)	Gold (g/t)	Million Ounces Gold
Indicated	0. 30	702	0.60	13.5
Inferred	0. 30	278	0.56	5.0

The current Indicated and Inferred Gold Resource estimate for the Money Knob deposit covers an area of approximately 3.5 square kilometres and is based on 383 drill holes, with an average length of 274 metres, and 11 trenches, with an average length of 38 metres.  The geology has been modeled to represent the volumes of the different stratigraphic units on the property and these have been used to constrain the resource model.

The resource model for the deposit was developed using Multiple Indicator Kriging techniques.  Indicator variogram modeling was done on 10 metre composites.  Statistical analysis indicated that lithological controls on mineralization are very significant and consequently the resource model was heavily constrained by the lithological model developed by the Issuer.  Unlike in previous Livengood resource estimates, for the current resource estimate a probability indicator shell at 0.1g/t gold was constructed around the mineralized zone to constrain the interpolation.  Interpolation was further constrained by requiring a minimum of 2 holes in 4 octants for block estimation.  The increased rigor of the estimation was considered necessary in preparation for the Preliminary Economic Assessment which will now be undertaken by SRK.  Spatial statistics indicate that the mineralization shows very reasonable continuity within the range of anticipated operational cut-off grades.  Bulk density was estimated on the basis of individual density measurements made on core samples and reverse circulation drill chips from each stratigraphic unit.  In total, 98 density measurements were used.  Block density was assigned on the basis of the lithological model.  The resource model, with blocks 15 x 15 by 10 metres, was estimated using nine indicator thresholds.  A change-of-support correction was imposed on the model assuming 5 x 5 x 10 metre selectable mining units.  Classification of indicated and inferred was based on estimation variance.

The geology of the holes around the margins of the currently drilled area indicates that the favourable host stratigraphy and alteration remain open laterally and at depth, thus indicating that the system could potentially be much larger than the current estimate.

Livengood Project Highlights

      Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time.  The latest resource estimate (February 2010) of 369 Mt at an average grade of 0.78g/t gold (9.3Moz) (Indicated) and 122 Mt at an average grade of 0.77g/t gold (3.0Moz) (Inferred), both at a 0.5g/t gold cut-off grade, makes it one of the largest new gold discoveries in North America.
      The Core and Sunshine Zones, together, account for most of the higher grade mineralization of 184 Mt at an average grade of 0.98 g/t gold (Indicated) and 56Mt at an average grade of 0.99 g/t gold (Inferred), based on a cut-off grade of 0.70 g/t gold, and they form the basis for starter pit design work.
      Ongoing metallurgical studies will focus on the potential use of milling with a flotation-gravity circuit, which has returned initial recoveries of 88% with an 80% volume reduction and offers significant potential for operational and capital cost savings.  Conventional whole ore milling with a gravity-CIL system produced initial recoveries of 86% (see NR10-06).  Optimization work is ongoing for these recovery alternatives, as they have potential to make significant positive impacts on project economics.
      The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost open pit mining which could support a high production rate and economies of scale.
      No major permitting hurdles have been identified to date

The Issuer wishes to emphasize that the Livengood project has a very favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska along the paved, all weather Elliott Highway, the Trans Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route.  The terminus of the Alaska State power grid lies approximately 55 kilometres to the south.

The Issuer controls 100% of its 100 square kilometre Livengood land package, which is primarily made up of fee land leased from the Alaska Mental Health Trust, plus a number of smaller private mineral leases and additional unpatented Alaska State mining claims owned 100% by the Issuer.  The Issuer and its predecessor, AngloGold Ashanti (U.S.A.) Exploration Inc., have been exploring the Livengood area since 2003, with the project’s first indicated resource estimate being announced in early 2008.  The 2009 resource expansion drilling has significantly expanded the Money Knob deposit which remains open for continued expansion in 2010 and beyond.  Money Knob is emerging as one of the world’s largest new gold deposits and is located in one of the most stable and mining friendly jurisdictions in the world.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks.  Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack.  Primary ore controls are a combination of favourable lithologies and crosscutting structural zones.  In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control.  Within the primary structural corridors, all lithologies can be pervasively altered and mineralized.  Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit.  Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NNW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries.  The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 6 kilometres long by 2 kilometres wide, of which approximately half has been explored by drilling to date.  Surface exploration is ongoing as new targets are being developed to the northeast and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the President and CEO and holds common shares and incentive stock options.

Tim Carew, P.Geo., of Reserva International, LLC., a mining geo-scientist, is a Professional Geoscientist in the province of British Columbia (No. 18453) and, as such, is acting as the Qualified Person, as defined in NI 43-101, for the January 2010 resource modeling for the Livengood deposit.  Mr. Carew has a B.Sc. degree in Geology, an M.Sc in Mineral Production Management and more than 34 years of relevant geological and mining engineering experience in the operating, corporate and consulting environments.  Both Mr. Carew and Reserva International, LLC. are independent of the Issuer under NI 43-101.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist.  He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Issuer under NI 43-101.

Mr. William J. Pennstrom, Jr., of Pennstrom Consulting Inc., a consulting metallurgical engineer, is acting as the Qualified Person, as defined in NI 43-101, for the metallurgy and mineral processing programs for the Livengood deposit.  Mr. Pennstrom has a BS degree in Metallurgical Engineering and a Masters degree in business management.  He has more than 26 years of relevant experience as a metallurgist, having functioned as an operator, engineer, and process consultant over this time frame.  Mr. Pennstrom is also a Qualified Professional (QP) member of the Mining and Metallurgical Society of America.  Both Mr. Pennstrom and Pennstrom Consulting Inc. are independent of the Issuer under NI 43-101.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President, Exploration, and Chris Puchner, Chief Geologist (CPG 07048), of the Issuer, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core.  Duplicate reverse circulation drill samples are collected with one split sent for analysis.  Representative chips are retained for geological logging.  On-site personnel at the project log and track all samples prior to sealing and shipping.  All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Vancouver, B.C. for assay.  ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies.  All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth Industry Guide 7.  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to the SEC’s Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources” and “indicated mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and United States shareholders are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition adopted by the SEC in Industry Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

April 21, 2010